December 13, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re: Prudential Investment Portfolios 2:

Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940

Securities Act File No. 333-215689

Investment Company Act No. 811-09999

Dear Mr. Zapata:

We filed through EDGAR on October 15, 2021 on behalf of Prudential Investment Portfolios 2 (the "Trust" or the "Registrant") Post-Effective Amendment No. 13 (the "Registration Statement") to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act"), and Amendment No. 42 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding Class Z shares to the PGIM QMA Commodity Strategies Fund (the "Fund"), a series of the Trust.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") conveyed by telephone to Diana Huffman on December 2, 2021. For your convenience, a summary of the Staff's comments is included herein and the Registrant's responses are keyed accordingly, as set forth below. Any changes made in response to the Staff's comments will be reflected in Post-Effective Amendment No. 14 (the "Amendment") to the Registrant's Registration Statement to be filed on December 13, 2021, with an effective date of December 14, 2021, pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

GENERAL COMMENTS

1.Comment. The third paragraph in the prospectus talks prospectively about how the fund expects to gain commodities exposure. Please redraft the disclosure to accurately reflect what the Fund is actually doing now that it has a few years of investment performance behind it.

Response

The Registrant hereby confirms that the disclosure has been updated as requested.

2.Comment. The last paragraph in the prospectus titled "Investments, Risks and Performance – Principal Investment Strategies" describes what the Cayman Subsidiary "will" do. Please revise the disclosure and update to reflect what the Cayman Subsidiary is currently doing.

Response

The Registrant hereby confirms that the disclosure has been updated as requested.

3.Comment. Please confirm that the risk factor titled "Cayman Subsidiary Risk" has been updated to reflect latest Cayman tax guidance.

Response

Tax guidance is covered under "Tax Risk" in the summary and statutory prospectus.

4.Comment. Please add corresponding TIPS strategy disclosure in the prospectus titled "Investments, Risks and Performance – Principal Investment Strategies" to correspond to TIPS Risk.

Response

The Fund does not intend to invest in TIPS and "TIPS Risk" has therefore been removed.

5.Comment. Please confirm that when the term "controlled foreign corporation" (e.g., the Cayman Subsidiary) is used in the Fund's prospectus and SAI, that it is inclusive of any subsidiaries of the Cayman Subsidiary.

Response

Since the Cayman Subsidiary does not have any subsidiaries, the term is inclusive of solely the Cayman Subsidiary.

6.Comment. Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Cayman Subsidiary (the "Subsidiary").

Response

The Registrant confirms that the Cayman Subsidiary will comply with Sections 8 and 18 of the 1940 Act in a consolidated basis with the Fund.

The Fund respectfully submits that such disclosure is already included as follows: ""the manager and subadviser, in managing the Cayman Subsidiary's portfolio, are subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Cayman Subsidiary's portfolio investments and shares of the Cayman Subsidiary. "The Fund and the Cayman Subsidiary will test for compliance with certain investment restrictions on a consolidated basis."

7.Comment. Please disclose that each investment adviser to the Cayman Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an "investment adviser" (as defined under Section 2(a)(20) to the Fund. The investment advisory agreement between the Cayman Subsidiary and its manager is a material contract that should be included as an exhibit to the registration statement.

Response

As disclosed in the Registration Statement, the Cayman Subsidiary has management and subadvisory agreements separate from the Fund's agreements. Since the Cayman Subsidiary is not an investment company, its management and subadvisory agreements are not required to comply with the 1940 Act. Nevertheless, the Cayman Subsidiary's management and subadvisory agreements were initially approved by the Trust's Board at the Fund's organizational meeting and by the Fund as the Cayman Subsidiary's sole shareholder. The continuance of these Agreements with the Cayman Subsidiary is annually reviewed and approved by the Board of the Cayman Subsidiary and by the Trust's Board in compliance with Section 15(c) of the 1940 Act.

The Management Agreement between the Cayman Subsidiary and the Manager is included as an exhibit to the Registrant's registration statement.

8.Comment. Please disclose that the Cayman Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and confirm that the custodian is identified in registration statement.

Response

As disclosed in the Prospectus, "the Cayman Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund." The Cayman Subsidiary is not a registered investment company under the 1940 Act and therefore the Cayman Subsidiary is not subject to the requirements of Section 17 thereof. As a matter of practice, the Cayman Subsidiary seeks to comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). As further disclosed in the Prospectus, "the Cayman Subsidiary has also entered into separate contracts for the provision of custody, transfer agency, and audit services with the same or with affiliates of the same service providers that provide those services to the Commodity Fund. The Fund's Custodian serves as custodian to the Cayman Subsidiary." The Bank of New York Mellon serves as custodian for both the Fund and the Cayman Subsidiary.

9.Comment. Please disclose whether the Fund has received a private letter ruling from the IRS that undistributed income from the Cayman Subsidiary is qualifying income.

Response

The Fund filed a request with the IRS for a PLR stating that income from a registered fund's investments in an offshore subsidiary is qualifying income under the Code. The Fund does not anticipate approval of the PLR by the IRS in the foreseeable future due to an IRS moratorium on the approval of such PLR requests. However, as disclosed in the Amendment, the Fund relies on final regulations on which taxpayers may rely for taxable years beginning after September 28, 2016, which allow income derived from the Fund's investment in the Cayman Subsidiary to be considered qualifying regulated investment company (RIC) income for tax purposes.

10.Comment. Please confirm that any of the Cayman Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund are disclosed.

Response

The Registrant confirms that the principal strategies and risks of the Cayman Subsidiary that are also principal strategies and risks of the Fund are disclosed in the Prospectus.

11.Comment. Please confirm in correspondence that: (1) the Cayman Subsidiary's management fee (including any performance fee) will be included in "Management Fees" and the Cayman Subsidiary's expenses will be included in "Other Expenses" in the Fund's prospectus fee table; (2) the Cayman Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Cayman Subsidiary and its board of directors will agree to inspection by the staff of the

Cayman Subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response

The Registrant respectfully submits that the management fee of the Cayman Subsidiary is not a management fee of the Fund and therefore does not belong in the "Management fees" line item of the Fund's fee table. The Fund only invests up to 25% of its assets in the Cayman Subsidiary, and therefore the Fund would only bear a portion of the Cayman Subsidiary's management fee, absent the contractual waiver that is in place for perpetuity. Instead, we believe that the portion of the Cayman Subsidiary's management fee that would be borne by the Fund (absent any waiver) should be disclosed in the "Other expenses" line item of the Fund's fee table. We believe that adding the Cayman Subsidiary's management fee in the management fee of the Fund (especially given that the Cayman Subsidiary's management fee is perpetually waived) is misleading to shareholders and puts the Fund at a competitive disadvantage with all the other funds that disclose the Cayman Subsidiary's fee under "Other Expenses". The Registrant confirms that the Cayman Subsidiary's expenses are included in "Other Expenses" in the Fund's fee table. The Prospectus discloses that the manager has contractually agreed to waive any management fees it receives from the Fund in an amount equal to the management fees paid by the Cayman Subsidiary. This waiver will remain in effect for as long as the Fund remains invested or intends to invest in the Cayman Subsidiary.

The Registrant further confirms that the Cayman Subsidiary and its board of directors will designate a U.S. agent for service of process.

The Registrant confirms that the Cayman Subsidiary and its board of directors will agree to inspection by the staff of the Cayman Subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

***

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367- 8982.

Sincerely,

/s/ Diana Huffman Diana Huffman

Vice President & Corporate Counsel